Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

PART I		(Rs.in crore except as stated)

STATEMENT OF STANDALONE UNAUDITED RESULTS FOR THE QUARTER ENDED JUNE 30, 2012

		Quarter ended			Year ended
S. No.	Particulars	30.06.2012 (Unaudited)	31.03.2012 (Unaudited)	30.06.2011 (Unaudited)	31.03.2012 (Audited)
1	Income from Operations
	(a) Net Sales/Income from Operations (Net of excise duty)	4,558.13	4,532.98	4,169.72	18,084.62
	(b) Other Operating Income	2.95	1.34	2.91	7.44

	Total Income from Operations (net)	4,561.08	4,534.32	4,172.63	18,092.06

2	Expenses
	(a) Cost of materials consumed#	4,145.70	4,089.00	3,755.51	16,094.40
	(b) Purchases of stock-in-trade	—	2.45	1.18	12.07
	(c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	22.32	(111.01)	(66.11)	(68.97)
	(d) Employee benefits expense	26.16	22.36	21.81	92.09
	(e) Depreciation and amortisation expense	36.04	50.75	37.84	162.46
	(f) Exchange loss/(gain)	219.46	(63.77)	2.08	170.15
	(g) Other expenses	239.30	256.98	192.17	848.92

	Total Expenses	4,688.98	4,246.76	3,944.48	17,311.12

3	Profit/(Loss) from operations before other income, finance costs and exceptional items (1-2)	(127.90)	287.56	228.15	780.94
4	Other Income	348.12	361.64	663.90	2,247.68
5	Profit from ordinary activities before finance costs and Exceptional Items (3+4)	220.22	649.20	892.05	3,028.62
6	Finance costs	150.60	172.99	128.65	597.46
7	Profit from ordinary activities after finance costs but before Exceptional Items (5-6)	69.62	476.21	763.40	2,431.16
8	Exceptional items	—	423.32	—	423.32
9	Profit from Ordinary Activities before tax	69.62	52.89	763.40	2,007.84
10	Tax expense	24.28	(33.54)	146.23	350.36
11	Net Profit from Ordinary activities after Tax	45.34	86.43	617.17	1,657.48
12	Extraordinary Items (net of tax)	—	—	—	—
13	Net Profit for the period	45.34	86.43	617.17	1,657.48
14	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12	336.12	336.12
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year				24,401.26
16	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	0.13 *	0.26 *	1.84 *	4.93
	-Diluted EPS	0.13 *	0.15 *	1.76 *	4.93

#	Comprises (net) of exchange (gain)/loss – Rs. 360.48 crore in Q1 FY 2013, Rs. (39.49) crore in Q4 FY 2012, Rs. (29.79) crore in Q1 FY 2012, Rs. 456.28 crore in FY 2012.

See accompanying notes to the financial results
PART II
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (Excluding shares against which ADRs are issued)
	- Number of Shares	1,143,523,659	1,150,916,415	1,151,445,284	1,150,916,415
	- Percentage of Shareholding	34.02%	34.24%	34.26%	34.24%
2	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—
	- Percentage of shares	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares
	(as a % of the total share capital of the Company)	—	—	—	—
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,871,911	1,786,727,678	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.16%	53.31%
	(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

	Particulars	Quarter ended 30.06.2012
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	10
	Disposed of during the quarter	10
	Remaining unresolved at the end of the quarter	—

		(Rs.in crore)
		Quarter ended			Year ended
S. No.	Segment Information	30.06.2012 (Unaudited)	31.03.2012 (Unaudited)	30.06.2011 (Unaudited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	4,382.96	4,381.00	4,042.21	17,432.61
b)	Phosphoric Acid	189.78	165.85	162.92	788.93
c)	Others	—	—	—	—

	Total	4,572.74	4,546.85	4,205.13	18,221.54

	Less: Inter Segment Revenues	14.61	13.87	35.41	136.92
	Net Sales/Income from Operations	4,558.13	4,532.98	4,169.72	18,084.62
2	Segment Results
	(Profit before tax & interest)
a)	Copper	124.42	222.50	217.70	1,004.59
b)	Phosphoric Acid	9.18	0.45	20.57	81.07
c)	Others	(0.07)	(0.05)	(0.11)	(0.35)

	Total	133.53	222.90	238.16	1,085.31

	Less: Finance Costs	150.60	172.99	128.65	597.46
	Add: Other unallocable income net off expenses	86.69	426.30	653.89	1,943.31
	Less: Exceptional Item	—	423.32	—	423.32
	Profit before Tax	69.62	52.89	763.40	2,007.84
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	3,154.76	3,488.32	5,001.59	3,488.32
b)	Phosphoric Acid	215.11	288.81	293.14	288.81
c)	Others	5.01	5.02	5.07	5.02
d)	Unallocated	21,371.03	20,955.23	19,115.38	20,955.23

	Total	24,745.91	24,737.38	24,415.18	24,737.38

Others business segment represents Aluminium Foils division.

Notes:-

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on July 26, 2012 approved the above results and its release.

2	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 – Interim Financial Reporting) and have been subjected to “Limited Review” by the statutory auditors of the Company.

3	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors had approved the amalgamation of the Company into Sesa Goa Limited with the appointed date as April 1, 2011, subject to necessary approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. In the Court convened meeting of the equity shareholders of the Company held on June 21, 2012, the Scheme has been approved by the Company’s shareholders with requisite majority. The petitions for merger have been filed and admitted by the Hon’ble High Court of Madras.

4	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter ended June 30, 2012 other income would have been lower by Rs 10.19 crore, finance costs would have been lower by Rs 32.06 crore and profit after tax would have been higher by Rs. 17.64 crore.

5	Vedanta Aluminium Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests (“MOEF”) denied issue of final stage forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. As an in-principle forest diversion was earlier allowed by the Hon’ble Supreme Court, OMC has filed a petition in the Hon’ble Supreme Court which is pending for disposal.

Pursuant to the Hon’ble Orissa High Court’s observation that the clarification issued by MoEF earlier with regard to grant of environmental clearance for refinery expansion lacked statutory authority, VAL had applied afresh for environmental clearance and the application is under process.MoEF has now sought certain clarification from Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. The management of the Company has evaluated and considered good, its loan granted and investment made in VAL, aggregating Rs. 10,505 Crore.

6	The unaudited figures in respect of the results for preceding quarter ended March 31, 2012 are the balancing figures between the audited financial results in respect of the full financial year ended March 31, 2012 and the published year to date figures upto the third quarter ended December 31, 2011.

7	Consequent to the merger of the Company’s wholly owned subsidiary Sterlite Opportunities and Ventures Limited (SOVL) with the Company with effect from April 1, 2011, and approved by Hon’ble High Court of Madras vide its order dated March 29, 2012 the figures for the corresponding quarter ended June 30, 2011 have been restated to make them comparable.

8	Previous Period/Year figures have been regrouped / restated wherever necessary to make them comparable.

By order of the Board

Place: Mumbai	Navin Agarwal
Dated: July 26, 2012	Vice Chairman

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai ByPass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

STATEMENT OF CONSOLIDATED UNAUDITED RESULTS FOR THE QUARTER ENDED JUNE 30, 2012

PART I

		(Rs in Crore except as stated)
		Quarter ended						Year ended
S. No.	Particulars	30.06.2012 (Unaudited)		31.03.2012 (Unaudited)		30.06.2011 (Unaudited)		31.03.2012 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations	10,591.39		10,762.75		9,826.25		40,966.77
	b) Other Operating Income	57.05		56.12		36.70		212.17

	Total Income from operations (net)	10,648.44		10,818.87		9,862.95		41,178.94

2	Expenses
	a) Cost of materials consumed #	5,165.90		4,793.07		4,382.18		18,712.27
	b) Purchases of stock-in-trade	—		2.45		1.18		12.07
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(126.07)		58.08		(69.81)		119.67
	d) Employee benefits expense	450.41		415.21		385.03		1,612.21
	e) Depreciation and amortisation expense	518.17		507.24		420.01		1,829.81
	f) Power & Fuel charges	1,115.31		991.11		973.51		4,040.07
	g) Exchange loss/(gain)	217.36		(331.41)		—		305.26
	h) Other expenses	1,734.62		1,853.55		1,439.70		6,514.07

	Total Expenses	9,075.70		8,289.30		7,531.80		33,145.43

3	Profit from Operations before other income, finance costs & Exceptional Items	1,572.74		2,529.57		2,331.15		8,033.51
4	Other Income	948.36		703.54		839.07		3,163.21
5	Profit from ordinary activities before finance costs and Exceptional Items	2,521.10		3,233.11		3,170.22		11,196.72
6	Finance costs	241.90		327.99		164.28		852.42
7	Profit from ordinary activities after finance costs but before Exceptional Items	2,279.20		2,905.12		3,005.94		10,344.30
8	Exceptional items	—		431.87		4.42		472.64
9	Profit from Ordinary Activities before tax	2,279.20		2,473.25		3,001.52		9,871.66
10	Tax expense (including deferred tax and net of MAT credit entitlement)	333.94		486.65		613.73		2,110.55
11	Net Profit from Ordinary activities after Tax	1,945.26		1,986.60		2,387.79		7,761.11
12	Extraordinary Items (net of tax expense)	—		—		—		—
13	Net Profit for the period	1,945.26		1,986.60		2,387.79		7,761.11
14	Consolidated share in the loss of Associate	(166.61)		(159.81)		(106.07)		(772.27)
15	Minority Interest	577.06		549.90		641.99		2,160.92
16	Net Profit after taxes, minority interest and consolidated share in loss of associate	1,201.59		1,276.89		1,639.73		4,827.92
17	Paid-up equity share capital (Face value of Re 1 each)	336.12		336.12		336.12		336.12
18	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year							45,719.56
19	Earnings Per Share (Rs) (Not annualised)*
	-Basic	3.57	*	3.80	*	4.88	*	14.36
	-Diluted	3.57	*	3.61	*	4.73	*	14.36

#	Comprises net of exchange (gain)/loss – Rs 396.73 Crore in Q1 FY 2012-13, Rs (133.08) Crore in Q4 FY 2011-12, Rs (13.31) Crore in Q1 FY 2011-12, Rs 494.32 Crore in FY 2011-12.

See accompanying notes to the financial results

PART II

		Quarter ended			Year ended
S. No.	Particulars	30.06.2012 (Unaudited)	31.03.2012 (Unaudited)	30.06.2011 (Unaudited)	31.03.2012 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	Number of Shares	1,143,523,659	1,150,916,415	1,151,445,284	1,150,916,415
	Percentage of Shareholding	34.02%	34.24%	34.26%	34.24%
2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—
	- Percentage of shares	—	—	—	—
(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—
(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,871,911	1,786,727,678	1,791,871,911
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%
(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.16%	53.31%
(as a % of the total share capital of the Company)

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

	Particulars	Quarter ended 30.06.2012
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	10
	Disposed of during the quarter	10
	Remaining unresolved at the end of the quarter	—

		(Rs in Crore)
		Quarter ended			Year ended
S. No.	Segment Information	30.06.2012 (Unaudited)	31.03.2012 (Unaudited)	30.06.2011 (Unaudited)	31.03.2012 (Audited)
1	Segment Revenue
a)	Copper	5,125.46	4,945.42	4,503.92	19,513.86
b)	Aluminium	780.49	868.71	756.89	3,111.84
c)	Zinc, Lead and Silver
	(i) Zinc - India	2,253.23	2,652.37	2,556.00	9,999.89
	(ii) Silver metal - India	388.20	409.24	228.10	1,131.99
	(iii) Zinc - International	1,011.68	1,009.46	1,060.50	4,108.00

	Total	3,653.11	4,071.07	3,844.60	15,239.88
d)	Power	874.70	737.00	616.67	2,564.92
e)	Others	189.79	165.85	162.92	788.93

	Total	10,623.55	10,788.05	9,885.00	41,219.43

Less:	Inter Segment Revenues	32.16	25.30	58.75	252.66
	Net Sales/Income from Operations	10,591.39	10,762.75	9,826.25	40,966.77
2	Segment Results
	(Profit before tax & interest)
a)	Copper	200.63	272.82	290.93	1,256.75
b)	Aluminium	3.70	23.40	152.29	175.31
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	862.71	1,115.88	1,247.85	4,470.60
	(ii) Silver metal- India	351.00	367.95	193.01	1,014.47
	(iii) Zinc - International	187.83	221.45	371.77	1,168.66

	Total	1,401.54	1,705.28	1,812.63	6,653.73
d)	Power	189.74	151.61	86.65	344.27
e)	Others	7.92	0.11	16.22	74.13

	Total	1,803.53	2,153.22	2,358.72	8,504.19

Less:	Finance costs	241.90	327.99	164.28	852.42
Add:	Other unallocable income net off expenses	717.57	1,079.89	811.50	2,692.53
Less:	Exceptional items	—	431.87	4.42	472.64
	Profit before tax	2,279.20	2,473.25	3,001.52	9,871.66
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	4,432.49	4,485.81	6,065.11	4,485.81
b)	Aluminium	9,878.16	9,178.36	8,036.81	9,178.36
c)	Zinc, Lead and Silver
	(i) Zinc - India	9,069.74	8,840.75	8,201.59	8,840.75
	(ii) Zinc - International	5,277.84	5,142.44	5,179.78	5,142.44

	Total	14,347.58	13,983.19	13,381.37	13,983.19
d)	Power	13,002.79	12,501.80	8,962.03	12,501.80
e)	Others	587.81	644.61	435.64	644.61
f)	Unallocable	17,746.63	17,460.90	17,115.35	17,460.90

	Total	59,995.46	58,254.67	53,996.31	58,254.67

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The consolidated and standalone results for the quarter ended June 30, 2012 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on July 26, 2012 approved the above results and its release. The statutory auditors of the Company have conducted limited review of these results.

2	(a) Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008, the Company had adopted Accounting Standard (AS) 30 – ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended March 31, 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, for the quarter ended June 30, 2012, other income would have been lower by Rs 10.19 Crore, finance costs would have been lower by Rs 32.06 Crore and profit after tax would have been higher by Rs. 17.64 Crore.

(b) During the quarter, with effect from April 1, 2012, Sterlite Infra Limited (“SIL”), a wholly owned subsidiary of the Company, has adopted AS 30, to fall in line with the group accounting policy followed in this respect. Accordingly, effective from April 1, 2012, certain foreign exchange hedging instruments which qualify for being designated as “hedges of net investment in foreign operation”, have been so designated. Consequently, the unrealised mark to market exchange losses on such forward exchange contracts have been recognised in the reserves. As a result of the above, the consolidated profit after tax for the quarter is higher by Rs 284.33 Crore.

3	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors had approved the amalgamation of the Company into Sesa Goa Limited with the appointed date as April 1, 2011, subject to necessary approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. In the Court convened meeting of the equity shareholders of the Company held on June 21, 2012, the Scheme has been approved by the Company’s shareholders with requisite majority. The petitions for merger have been filed and admitted by the Hon’ble High Court of Madras.

4	Vedanta Aluminium Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. Ministry of Environment and Forests (“MOEF”) denied issue of final stage forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of bauxite to the alumina refinery of VAL. As an in-principle forest diversion was earlier allowed by the Hon’ble Supreme Court, OMC has filed a petition in the Hon’ble Supreme Court which is pending for disposal.

Pursuant to the Hon’ble Orissa High Court’s observation that the clarification issued by MoEF earlier with regard to grant of environmental clearance for refinery expansion lacked statutory authority, VAL had applied afresh for environmental clearance and the application is under process. MoEF has now sought certain clarification from Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold. The management of the Company has evaluated and considered good, its loan granted and investment made in VAL, aggregating Rs 10,505 Crore.

The Company has, over the period invested Rs 3,563 Crore in Vedanta Aluminum Limited, an associate company, by way of Equity Shares and Redeemable Cumulative Preference Shares. The Company has accounted for its share of losses of its associate, even though the carrying amount of the equity investment has reduced to Nil. The additional losses (including share of hedging reserves) of Rs 227 Crore for the quarter ended June 30, 2012 have been recognised in the results.

5	Consistent with the treatment followed in earlier years, investment in equity shares of a power company made by a subsidiary, has been considered as an intangible asset. This has resulted in amortisation being higher by Rs. 1.17 Crore, profit after tax attributable to group being lower by Rs 0.51 Crore and profit attributable to minority interest being lower by Rs 0.28 Crore. This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

6	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

			(Rs in Crore)
Particulars	Quarter ended 30.06.2012 (Unaudited)	Quarter ended 31.03.2012 (Unaudited)	Quarter ended 30.06.2011 (Unaudited)	Year ended 31.03.2012 (Audited)
Net Sales/Income from Operations	4,558.13	4,532.98	4,169.72	18,084.62
Exchange loss/(gain)	219.46	(63.77)	2.08	170.15
Profit Before Tax & before exceptional items	69.62	476.21	763.40	2,431.16
Exceptional items	—	423.32	—	423.32
Profit Before Tax & after exceptional items	69.62	52.89	763.40	2,007.84
Profit After Tax & after exceptional items	45.34	86.43	617.17	1,657.48

7	The unaudited figures in respect of the results for preceding quarter ended March 31, 2012 are the balancing figures between the audited financial results in respect of the full financial year ended March 31, 2012 and the published year to date figures upto the quarter ended December 31, 2011.

8	Previous Period/Year figures have been regrouped/restated wherever necessary to make them comparable.

By order of the Board

Place: Mumbai	Navin Agarwal
Dated: July 26, 2012	Vice Chairman